Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-234807

December 12, 2019

NasdaqCM: Zhongchao Inc. Investor Presentation December 2019 ZCMD

2 Safe Harbor Statements This presentation includes statements that are, or may be deemed, "forward - looking statements . " In some cases these forward - looking statements can be identified by the use of forward - looking terminology, including the terms “we believe," "estimates," "anticipates," expects," "plans," “project,” “continuing,” “ongoing,” “expect,” “we intend," "may," "could," "might," "will," "should," "approximately," "potential," or in each case, their negative or other variations thereon or comparable terminology, although not all forward - looking statements contain these words . They appear in several places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, professional training and educational services market in China and the prospects of our healthcare information, education and training services business as stated herein . By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and regulatory developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated . Although we believe that we have a reasonable basis for each forward - looking statement contained in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operation, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward - looking statements contained in this presentation as a result of, among other factors, the factors referenced in the "Risk Factors" section of the prospectus contained in our Registration Statement of Form F - 1 filed with the Securities and Exchanged Commission on November 21 , 2019 , for our proposed initial public offering (the "Registration Statement") . In addition, even if our results of operation, financial conditions and liquidity, and the development of the industry in which we operate are consistent with the forward - looking statements contained in this presentation, they may not be predictive of results or developments in future periods . Any forward - looking statement that we make in this presentation speaks only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation . This presentation highlights basic information about us and the offering . Because it is a summary, it does not contain all of the information that you should consider before investing . You should read carefully the factors described in the "Risk Factors" section of the prospectus contained in the Registration Statement to better understand the risks and uncertainties inherent in our business and any forward - looking statements . We have filed a Registration Statement (including a prospectus) with the SEC for the offering to which this presentation relates . The Registration Statement has not become effective yet . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC Web site at http : // www . sec . gov . To review a filed copy of our current registration statement, click on the following link : https : //www . sec . gov/Archives/edgar/data/ 1785566 / 000121390019025969 /ff 12019 a 1 _zhongchaoinc . htm . Alternatively, we or any selling agent participating in the offering will arrange to send you the prospectus if you contact Network 1 Financial Securities, Inc . , 2 Bridge Ave, Suite # 241 , Red Bank, NJ 07701 , or by calling + 1 (800) - 886 - 7007 .

3 Zhongchao at a Glance 2018 Revenues $12.9 Million Gross Margin 65.4% Net Income $3.0 Million 390,000 Registered medical professionals (as of 6/30/2019) 2,000,000 User visits (during 2018) 150 Forums (as of today) 4,950,000 Subscriptions (as of today) 1,250,000,000 Click - throughs (as of today) 1,429 Programs (as of today) MDMOOC Sunshine Health Forums

4 Table of Contents 1 2 3 4 5 Offering Summary Company Introduction Business Overview Industry Analysis Financial Highlights

5 1 OFFERING SUMMARY

6 Offering Summary Issuer Zhongchao Inc . Securities Class A Ordinary Shares Ticker NasdaqCM : ZCMD (subject to Nasdaq approval) Pre - Offering Shares Outstanding 16 , 102 , 420 Class A Ordinary Shares* and 5 , 497 , 715 Class B Ordinary Shares Number of Shares Offered 3 , 500 , 000 Class A Ordinary Shares Post - Offering Shares Outstanding 19 , 602 , 420 Class A Ordinary Shares* and 5 , 497 , 715 Class B Ordinary Shares Offering Price per Share $ 4 . 00 ~ $ 4 . 50 Gross Proceeds $ 14 , 000 , 000 ~ $ 15 , 750 , 000 Post - Offering Valuation $ 100 millions ~ $ 113 Millions Use of Proceeds (i) 30% Development of the online course content (ii) 20% Platform technology upgrade & system integration (iii) 50% business expansion Underwriter Network 1 Financial Securities, Inc . Target Offering Date 1 Q 2020 *I ncluding 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant , see “Prospectus Summary - Our Corporate History and Structure” on page 11 of the our Registration Statement of Form F - 1 filed with the Securities and Exchanged Commission.

7 Investment Thesis One of the leading healthcare information, education and training services platforms for healthcare professionals and the public in China with well recognized brands and significant user base Platforms & Brands IPO and Nasdaq listing improve financial condition and access to capital, as well as publicity and visibility; Potential to accelerate growth through organic growth and/or selective M&As NASDAQ Listing Significant growths in both revenues and net income in recent years, benefitting from strong relationship with leading NFPs and pharmaceutical enterprises; yet to monetize its Sunshine Health Forums platform which has over 4.95 million subscriptions Growth Prospectus China’s healthcare industry is expected to grow at a CAGR of 12.55% between 2019 and 2023 and reach RMB14 trillion by 2023*; Highly fragmented market segment with no dominant player Industry Trend *According to a report from Prospective Industry Research Institute

8 2 COMPANY INTRODUCTION

9 Mission and Value We strive to become the premier healthcare destination platforms in China where physicians, allied healthcare professionals and the public visitors can find reliable and comprehensive information that enables them to make better and more informed medical and health decisions.

10

Corporate Structure

众巢医学


Zhongchao Inc.
(Cayman Islands)
("Zhongchao Cayman")
Incorporated on April 16, 2019
100%
Zhongchao Group Inc.
(British Virgin Islands)
("Zhongchao BVI")
Incorporated on April 23, 2019
100%
Zhongchao Group Limited
(Hong Kong)
("Zhongchao HK")
Incorporated on May 14, 2019
100%
Beijing Zhongchao Zhongxing Technology Limited
(China)
("Zhongchao WFOE")
Incorporated on May 29, 2019
Equity ownership
Contractual agreement
Zhongchao Medical Technology (Shanghai) Corp.
(China)
("Zhongchao Shanghai")
Incorporated on August 17, 2012
100%
Shanghai Maidemu Cultural Communication Corp.
(China)
("Shanghai Maidemu")
Incorporated on March 11, 2015
100%
Shanghai Zhongxun Medical Technology Co., Ltd.
(China)
("Shanghai Zhongxun")
Incorporated on May 27, 2017
100%
Horgos Zhongchao Medical Technology Co., Ltd.
(China)
("Horgos Zhongchao Medical")
Incorporated on September 12, 2017
100%
Horgos Zhongchao Zhongxing Medical Technology Co., Ltd.
(China)
("Horgos Zhongchao Zhongxing")
Incorporated on July 29, 2019
51%
Shanghai Jingyi Medical Technology Co., Ltd.
(China)
("Shanghai Jingyi")
Incorporated on October 10, 2018
100%
Shanghai Huijing Information Technology Co., Ltd.
(China)
("Shanghai Huijing")
Incorporated on September 28, 2016

2012
Zhongchao Medical Technology (Shanghai) Corp. was established

2015
Shanghai Maidemu Cultural Communication Corp. was established
Investments from GF Securities and Kaisa Jiayun Technology (300242.SHE)

2016
Zhongchao Medical Technology (Shanghai) Corp. was listed on NEEQ (众巢医学 837797)
Shanghai Huijing Information Technology Co., Ltd. was established

2017
Shanghai Zhongxun Medical Technology Co., Ltd. was established
Horgos Zhongchao Medical Technology Co., Ltd. was established

2018
Shanghai Jingyi Medical Technology Co., Ltd. was established

2019
Zhongchao Inc. was established
Zhongchao Group Inc. was established
Zhongchao Group Limited was established
Beijing Zhongchao Zhongxing Technology Limited was established
Horgos Zhongchao Zhongxing Medical Technology Co., Ltd was established

11 Institutional Shareholders 2,250,000 Shares (10.4%) 1,350,068 Shares (6.3%) 540,000 Shares (2.5%) 270,000 Shares (1.2%)

12

Management

众巢医学 HEALTH FOR THE PEOPLE

Pei Xu

- CFO and Director of the Company; CFO of Zhongchao Shanghai since 2016
- Financial director of Zhongchao Shanghai from 2013 to 2016
- Financial director of Otsuka(China) Investment Co., Ltd. from 2008 to 2013
- Bachelor's degree in Finance from Jiangxi University of Finance and Economics

Chief Financial Officer and Director

Xuejun Chen

- Chief Medical Officer of the Company; Deputy General Manager of Medicine of Zhongchao Shanghai since 2012
- Medical Director of Medwork from 2010 to 2012
- Medical Director of D&S from 2008 to 2009
- Bachelor's degree in Clinical Medicine from Shanxi Medical University; Master's degree in Pharmacology from Harbin University of Commerce

Chief Medical Officer

Weiguang Yang

- Founder, Chairman, CEO and President of the Company and Zhongchao Shanghai since August 2012
- General Manager of Medwork from October 2005 to July 2012 and first Chinese board member of Global Alliance for Medical Education from June 2013 to June 2016
- Bachelor's degree in Clinical Medical Science (Traumatic Surgery) from Gannan Medical University; Master course of Social Medicine and Health Management at Capital Medical University of China and Master course of Integrated Marketing Communications at Tsinghua University

Founder, Chairman, CEO & President

Baoqian Tian

- Chief Sales Officer and Deputy General Manager of Sales of Zhongchao Shanghai since 2017
- Account director of Beijing Think Marketing Consulting Co., Ltd. from 2010 to 2016
- Project manager of China International Exhibition Center Group Corporation from 2007 to 2010
- Bachelor's degree in Tourism Management (Event Management) from Beijing International Studies University; MBA degree from University of Chinese Academy of Sciences

Chief Sales Officer

Shuang Wu

- COO of the Company; Chief Operating Officer of Zhongchao Shanghai since 2012
- Founder of the Company's Sunshine Health Forums
- Bachelor's degree in Healthcare Management from North China University of Science and Technology

Chief Operating Officer

13 Independent Directors Independent Director Independent Director Kevin Vassily • Independent director of the Company • Advisor for Woodseer Global since 2019 • Advisor at Go Capture and Prometheus Fund since 2018 • Associate Director of Research at KeyBanc Capital Markets from 2015 to 2018 • Director of research at Pacific Epoch from 2010 to 2014 • Asia Technology Business Development/ Senior analyst at Pacific Crest Securities from 2007 to 2010 • Senior Research Analyst in the semiconductor technology group at Susquehanna International Group from 2003 to 2006 • Vice President and Senior Research Analyst for semiconductor capital equipment at Thomas Weisel Partners from 2001 to 2003 • Bachelor’s degree in Liberal A rts from Denison University; MBA degree from the Tuck School of Business at Dartmouth College Independent Director Dr. Dan Li • Independent director of the Company • Research assistant at Beijing Friendship Hospital – China Capital Medical University, since 2012 • Manager of the medicine m anagement department at EPS Corporation from 2009 to 2011 • Bachelor’s degree in Clinical Medicine from the Medical School of North China University of Science and Technology; M.S. degree in Hemorheology from the Medical School of Peking University; and Ph.D. degree in Biochemistry from the Medical School of Keio University John General • Independent director of the Company • Senior Manager of Global Revenue Assurance at Avaya since 2013 • Manager of Financial Operations at Bed Bath & Beyond, Value Services Inc. from 2010 to 2013 • Director in the department of SOX Implementation for Virgin Mobile from 2004 to 2009 • Served in various positions at AT&T Corp. from 1986 to 2003; last served as a Financial Director • Bachelor’s degree in both Economics and Accounting from Fairleigh Dickinson University; MBA in Finance from Rutgers University; Certificate in Senior Executive Education from Columbia Business School; Certified Public Accountant in the State of NJ

14 3 BUSINESS OVERVIEW

15 Company Overview MDMOOC Online + Onsite healthcare information, education and training for professionals since 2013 Sunshine Health Forums Community - based healthcare information and education for the public since 2016 A provider of healthcare information, education, and training services to healthcare professionals under the “MDMOOC” brand and to the public under “Sunshine Health Forums ” in China • Promote healthy lifestyle and provide healthcare and wellness knowledge to the public • Short - form videos, featured articles, classified internet forums • Cooperate with Toutiao.com, Yidianzixun.com, Douyin.com, CN - Healthcare.com, iQiyi , Youku, and Huoshan.com • Website www.ygjkclass.com: since May 2016 • WeChat subscription account: August 2016 • Mobile App: 2017 • Comprehensive healthcare information, education programs and training services for physicians, pharmacists, nurses, etc. • Combination of Online + Onsite programs • Partnerships with Chinese Medical Association, Chinese Journal of Continuing Medical Education, etc. • Website www.mdmooc.org: since 2013 • WeChat subscription account: 2015 • Mobile App: 2016 www.ygjkclass.com

16 MDMOOC Overview MDMOOC Users • Access a variety of accredited editorial resources and programs • Obtain continuing medical education credits which are required for the healthcare qualification of doctors, nurses, and pharmacists One of the largest online libraries of continuing medical education programs in China that are produced in association with entities accredited by the National Health Commission of the PRC 1,429 Education and training programs as of today 95% Self - developed programs freely available for public 2,000,000 Healthcare professionals in database* 390,000 + Registered users 5% Customized purchase order programs for customers 20,000 + Clinical cases in the case library * include over 700,000 physicians and 1,300,000 allied healthcare professionals • Open Enrollment courses • Practice Improvement (PI) courses • Community of Practice Share (COPS) courses • Continuing Career Development (CPD) courses • Continuing Medical Education (CME) courses • User - generated materials • Clinical practice training • Case studies • Academic conferences and workshops

17 MDMOOC Website O rganize professional information by the following medical specialty and subject areas, including but not limited to : Internal Medicine • www.mdmooc.org since 2013 • Users can access online healthcare information, education and training content and services through website • M ainly serves a comprehensive knowledge base targeting users who are in the process of researching for specific medical courses, articles, or news • One of the largest online libraries of continuing medical education programs in China that are produced in association with entities accredited by the National Health Commission of the PRC Surgery Oncology Gynecology Oral Cavity Skin Beauty Mental Psychology Pediatrics MDMOOC.org 2 million users’ visits in 2018

18 MDMOOC Mobile App and WeChat MDMOOC Mobile A pp - 2015 M DM OOC Medical mobile app offers healthcare professionals relevant healthcare knowledge and study insights MDMOOC WeChat Subscription Account - 2016 WeChat Subscription Account provides a new means to propagate information for the media and individuals, building better communication with readers with a better management MDMOOC Mobile App MDMOOC WeChat S ubscription A ccount

19 MDMOOC Onsite Education Activities Onsite Courses Cooperate with: • Beijing Chronic Disease Prevention • Health Education Research Association For Example: • Essential Course for Wound Care Management • Advanced Course for Surgical Wound Treatment Jan 2019 Launched European Wound Management Association certified wound - management collaboration training programs Mar 28, 2019 - Apr 4, 2019 1st short - term training program for Essential Course for Wound Care Management in Fujian, China Jun 23, 2019 - Jun 29, 2019 1st training program for Advanced Course for Surgical Wound Treatment from in Jiangsu, China Organize onsite healthcare and medical training sessions and academic conferences

20 Sunshine Health Forums Overview 150 forums* 4. 95 million subscriptions* 1.2 5 billion aggregate click - throughs* Aug 2016 WeChat subscription account 2017 Mobile App May 2016 www.ygjkclass.com *Note: data as of today Short – Form Videos • Produce popular, original, short - form videos covering different popular healthcare/wellness topics • In - house editors incubate original ideas and present them in video format and collaborate with medical professionals Featured Articles • 200 medical editors that are responsible for the quality of daily post of articles • Articles cover a wide spectrum of user interests, ranging from career development to continuing education Social Media Networks • Average daily view: 2+ millions • Distribute content through all major social network and media platforms in China, including Toutiao.com, Yidianzixun.com, Douyin.com, CN - Healthcare.com, iQiyi , Youku, and Huoshan.com

21 Research and Development R&D consists of product development and technology support Product development team: • 25 researchers, focused on market research and product development • Monitors the market to adjust and upgrade existing educational products, and designs new products based on customers’ requests Technology team: • 13 developers • Experience in the development, design, operation, and maintenance of platform products, services and mobile apps 16 Registered trademarks 37 Software programs developed 31 Registered domain names

22 Marketing and Branding • P romote platform and enhance brand awareness through a variety of online and offline activities • C ooperate with third - party apps, popular search engines and social media platforms for online and mobile marketing • C onduct onsite marketing through d onation activities with hospitals to improve brand awareness

23 • P harmaceutical and healthcare corporations • E ngaged in R&D of pharmaceuticals, vaccines, and consumer healthcare products, and drug innovation, manufacturing and medical journals • Contributed for 33.6 % of revenues in 1H19* Corporate C ustomers - 34 in 1H 1 9* • Charity organizations, national public foundations, and nonprofit non - governmental associations that are regulated by provincial and regional government agencies and commissions • Sponsored by pharmaceutical enterprises to produce training courses for specific healthcare topics • Contributed for 66.4 % of revenues in 1H19* NFP Customers – 1 6 in 1H 1 9* Customers * For the six months ended June 30, 2019

24 Alliances & Partners

25 Competitive Strength Reliable professional content production Acknowledged by leading pharmaceutical corporations High - quality, timely and original medical information Cost - effective access to users Well organized and easy - to - use websites and Apps High - level and small - class teaching onsite training courses

26 Growth Strategy 01 Brand Recognition • Build up MDMOOC as the leading single brand for healthcare information, education, and training for professionals and Sunshine Health Forums as the leading brand for online healthcare information forums • Pursue a brand development strategy through online and offline advertising, promotions, media coverage and word - of - mouth support 02 Improve Products • Expand the content on both healthcare programs for professionals and the public by adding new medical specialty areas • Enhance users’ experience by adding general health and wellness information, community features and interactive programs 03 Grow Users Community • Build medical professional community via Practice Improvement, and Community of Practice Share • Offer compelling content, provide interactive programs and services, and build relationships with relevant healthcare organizations to increase user loyalty, repeat usage and time spent on site 04 Revenue Sources • Monetize Sunshine Health Forums platform • Develop other research products • Introduce products and services that appeal directly to international and allied healthcare users

27 4 INDUSTRY ANALYSIS

28 Industry Overview Healthcare is the largest sector of the Chinese economy * China Health Statistics Yearbook ( by the end of 2018 ) 950 974 981 984 983 987 1,004 920 930 940 950 960 970 980 990 1000 1010 2012 2013 2014 2015 2016 2017 2018 China’s Healthcare Institutions* (‘000) 1,639 28% 2,494 43% 1,666 29% China’s Health Expenditure: RMB 5,800 Billion in 2018 Government health expenditure Social health expenditure Personal health expenditure • China’s healthcare industry is projected to reach RMB8.78 trillion in 2019 and grow at a CAGR of 12.55% to reach RMB14.09 trillion by 2023** • Selling expenses account for >40% of total revenue for the China’s pharmaceutical industry, more than 50% of which are used for academic promotion and market maintenance*** *China Health Statistic Yearbook (by the end of 2018) ** According to a report from Prospective Industry Research Institute ***According to a 2018 report by The Economic Observer

29 Latest Industry Trends *According to the China Big Health Industry Development Report 2018 Healthcare Trends* • The Chinese government is promoting healthy lifestyle for the public • The need for integrated services for the prevention and treatment of chronic diseases and the need to maintain people’s health in all aspects and full cycles • The total amount of medical and health resources is insufficient, the structure of the industry is unreasonable, the basic service capacity is still a prominently weak link, and the technical level needs to be improved • With the change of disease spectrum of Chinese residents, the number of patients with chronic non - communicable diseases is increasing year by year, which has become the primary problem that threatens the health of residents • Healthcare services will shift from treatment - centered to health - promoting centered mode • Emerging middle classes, aging population, combined with rising personal disposal income per capita and increasing awareness towards healthy lifestyle, are the key growth drivers for the Company

30

众巢医学
HEALTH FOR THE PEOPLE

Peer Valuation

Company Name	Ticker	Price 12/4/19	Mkt Cap ($M)	EV 12/4/19	BVPS (MRQ)	EPS			P/E			Revenue			EV/Revenue			P/B
						TTM	FY19E	FY20E	TTM	FY19E	FY20E	TTM	FY19E	FY20E	TTM	FY19E	FY20E	(MRQ)
TAL Education Group	TAL	$44.24	$26,138	$26,229	$4.23	$0.34	$0.33	$0.89	130.1x	134.1x	49.7x	$2,950	$3,500	$4,720	8.9x	7.5x	5.6x	10.5x
New Oriental Eduation & Technology Group Inc.	EDU	$119.85	$18,990	$17,120	$15.83	$2.04	$3.50	$4.63	58.8x	34.2x	25.9x	$3,310	$3,940	$4,980	5.2x	4.3x	3.4x	7.6x
GSX Techedu Inc.	GSX	$18.57	$4,380	$4,280	$0.81	NA	$1.02	$2.66	NA	18.2x	7.0x	$127	$2,010	$5,190	33.7x	2.1x	0.8x	23.0x
Hailiang Education Group Inc.	HLG	$65.50	$1,690	$1,690	$7.79	$1.31	NA	NA	50.0x	NA	NA	$185	NA	NA	9.1x	NA	NA	8.4x
Youdao, Inc.	DAO	$14.00	$1,560	$1,270	($2.28)	($0.77)	NA	NA	NM	NA	NA	$137	NA	NA	9.2x	NA	NA	NM
OneSmart International Education Group Limited	ONE	$7.17	$1,170	$1,120	$0.96	($1.06)	$0.34	NA	NM	21.1x	NA	$507	$563	NA	2.2x	2.0x	NA	7.5x
Bright Scholar Education Holdings Limited	BEDU	$9.40	$1,160	$1,110	$3.39	$0.31	$0.44	$0.57	30.3x	21.4x	16.5x	$314	$552	$625	3.5x	2.0x	1.8x	2.8x
Puxin Limited	NEW	$9.31	$848	$793	$1.33	($1.92)	NA	NA	NM	NA	NA	$344	NA	NA	2.3x	NA	NA	7.0x
Rise Education Cayman Ltd.	REDU	$6.99	$398	$395	$1.15	($0.07)	$0.42	$0.48	NM	16.6x	14.6x	$197	$223	$267	2.0x	1.8x	1.5x	6.1x
Sunlands Online Education Group	STG	$2.65	$452	$453	($0.12)	($1.26)	($0.33)	($0.23)	NM	NM	NM	$309	$317	$343	1.5x	1.4x	1.3x	NM
China Distance Education Holdings Limited	DL	$7.83	$263	$264	$2.16	$0.64	$0.88	$1.03	12.2x	8.9x	7.6x	$212	$258	$279	1.2x	1.0x	0.9x	3.6x
Laix Inc.	LAIX	$2.62	$126	$131	($5.69)	($3.62)	($1.19)	($0.90)	NM	NM	NM	$131	$157	$220	1.0x	0.8x	0.6x	NM
RYB Education, Inc.	RYB	$5.55	$155	$179	$3.45	($0.07)	$0.18	$0.30	NM	30.8x	18.5x	$177	$189	$232	1.0x	0.9x	0.8x	1.6x
China Online Education Group	COE	$6.50	$133	$142	($6.24)	($3.29)	NA	NA	NM	NA	NA	$179	NA	NA	0.8x	NA	NA	NM
Four Seasons Education (Cayman) Inc.	FEDU	$1.89	$94	$92	$2.27	$0.07	NA	NA	25.5x	NA	NA	$47	$64	$77	2.0x	1.5x	1.2x	0.8x
Tarena International, Inc.	TEDU	$0.75	$40	$41	$3.13	($0.98)	($0.94)	($0.23)	NM	NM	NM	$314	$361	$426	NA	0.1x	0.1x	0.2x
Ambow Education Holding Ltd.	AMBO	$1.64	$36	$36	$1.61	$0.27	NA	NA	6.1x	NA	NA	$79	NA	NA	0.5x	NA	NA	1.0x
Wah Fu Education Group Limited	WAFU	$1.71	$7	$5	$2.03	($0.30)	NA	NA	NM	NA	NA	$5	NA	NA	0.9x	NA	NA	0.8x
SLM Corp.	SLM	$8.39	$3,540	$5,030	$6.59	$1.30	$1.23	$1.39	6.5x	6.8x	6.0x	$1,340	$1,620	$1,760	3.8x	3.1x	2.9x	1.3x
Grand Canyon Education Inc.	LOPE	$87.63	$4,230	$4,250	$28.86	$5.34	$5.49	$5.82	16.4x	16.0x	15.1x	$743	$779	$858	5.7x	5.5x	5.0x	3.0x
Strategic Education, Inc.	STRA	$145.02	$3,190	$2,740	$67.27	$3.43	$6.60	$7.40	42.3x	22.0x	19.6x	$975	$994	$1,040	2.8x	2.8x	2.6x	2.2x
Laureate Education, Inc.	LAUR	$16.57	$3,620	$5,460	$13.01	$4.22	$4.86	$1.41	3.9x	3.4x	11.8x	$3,320	$3,250	$3,340	1.6x	1.7x	1.6x	1.3x
Afya Limited	AFYA	$29.39	$2,640	$2,560	$2.92	$1.15	$2.58	$3.97	25.7x	11.4x	7.4x	$504	$808	$1,080	5.1x	3.2x	2.4x	10.1x
Adtalem Global Education Inc.	ATGE	$33.16	$1,790	$2,250	$24.29	$2.06	$2.48	$3.00	16.1x	13.4x	11.1x	$1,260	$1,080	$1,150	1.8x	2.1x	2.0x	1.4x
Health Catalyst, Inc.	HCAT	$39.49	$1,440	$1,200	$5.66	($28.31)	($1.11)	($0.95)	NM	NM	NM	$148	$153	$187	8.1x	7.8x	6.4x	7.0x
Career Education Corp.	CECO	$16.82	$1,180	$960	$5.72	$0.78	$1.35	$1.43	21.6x	12.5x	11.8x	$615	$619	$638	1.6x	1.6x	1.5x	2.9x
American Public Education, Inc.	APEI	$25.09	$386	$183	$19.25	$0.80	$1.09	$1.06	31.4x	23.0x	23.7x	$289	$285	$293	0.6x	0.6x	0.6x	1.3x
Lincoln Educational Services Corp.	LINC	$1.66	$42	$106	$1.33	($0.09)	$0.10	$0.35	NM	16.6x	4.7x	$270	$273	$285	0.4x	0.4x	0.4x	1.2x
Mean									**31.8x**	**24.1x**	**15.7x**				**4.3x**	**2.5x**	**2.1x**	**4.7x**
Median									**25.5x**	**16.6x**	**13.2x**				**2.0x**	**1.9x**	**1.5x**	**2.9x**

Source: Yahoo Finance; Company Reports and Estimates

31 5 FINANCIAL HIGHLIGHTS

32 9,816 12,866 5,232 6,988 10.7% 25.5% 10.1% 18.0% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% - 2,000 4,000 6,000 8,000 10,000 12,000 14,000 2017 2018 1H18 1H19 Revenue Operating Margin Financial Highlight Revenues ($’000) and Operating Margin (%) $ 7.0 Million 1H19 Revenues ▪ Revenues increased by 33.6% to $7.0 million for 1H19 ▪ Operating margin increased 7.9 percentage points to 18.0 % for 1H19 ▪ Net income grew by 210% to $1.7 million for 1H19 ▪ EPS of $0.08 for 1H19 vs $0.03 for 1H18 EPS ($) 1H19 EPS $0.08 0.08 0.15 0.03 0.08 2017 2018 1H18 1H19 US Dollar

33 Income Statement Income Statement (US$ thousands, except per share data) 2017 2018 1H18 1H19 Revenues 9,816 12,866 5,232 6,988 Cost of revenues (3,970) (4,456) (1,737) (2,237) Gross profit 5,846 8,410 3,495 4,750 Selling and marketing expense (2,715) (2,261) (1,456) (1,304) Gen eral and administrative expenses (1,139) (1,426) (887) (1,633) Research and development expenses (943) (1,448) (624) (553) Total operation expenses (4,798) (5,135) (2,967) (3,490) Income from operations 1,049 3,275 528 1,260 Interest income, net 17 192 81 119 Other income, net 275 37 26 536 Income before income taxes 1,341 3,504 635 1,915 Income tax (expenses) benefits 154 (502) (84) (206) Net income 1,495 3,001 551 1,709 Net loss attributable to noncontrolling interests 34 18 (8) 22 Net income attributable to Zhongchao Inc.’s shareholders 1,529 3,019 544 1,731 Foreign currency translation adjustment 229 (380) (110) (3) Comprehensive income 1,724 2,622 441 1,706 Comprehensi ve loss attributable to non - controlling interest s 34 18 (8) 22 Total c omprehensive income attributable to Zhongchao Inc.’s shareholders 1,758 2,640 433 1,728 Weighted average number of common stock 19,562 20,764 20,250 21,600 EPS – basic and diluted 0.08 0.15 0.03 0.08

34 Balance Sheet (US$ thousands) 12/31 2017 12/31 2018 06/30 2019 Cash and cash equivalents 2,979 7,919 6,558 Short - term investments 1,812 1,164 437 Accounts receivable 1,302 1,993 5,128 Prepayments 2 563 426 Other current assets 306 923 818 Total current assets 6,400 12,561 13,367 Property and equipment, net 53 670 1,464 Land use rights, net - 393 382 Intangible assets, net 52 44 42 Deferred tax assets 461 378 420 Total assets 6,967 14,046 15,676 Short term borrowings - 727 728 Accounts payable 582 24 270 Advances from customers 713 553 203 Deferred income, current portion 215 407 328 Income tax payable 3 288 508 Accrued expenses and other liabilities 266 334 504 Total current liabilities 1,778 2,334 2,541 D eferred income - 327 - Total liabilities 1,778 2,661 2,541 Class A ordinary share 1 2 2 Class B ordinary share 1 1 1 Additional paid - in capital 8380 11,946 11,962 Surplus reserve - 21 21 Accumulated deficit (3,383) (384) 1,346 Accumulated other comprehensive (loss) income 208 (171) (174) Total Zhongchao Inc’s stockholders’ equity 5,208 11,413 13,156 Noncontrolling interests (10) (28) (22) Total shareholders’ equity 5,198 11,385 13,134 Total liabilities and shareholders’ equity 6,976 14,046 15,676 Balance Sheet

35

Statement of Cash Flows

众巢医学
HEALTH FOR THE PEOPLE

Statement of Cash Flows (US$ thousands)	2017	2018	1H18	1H19
Net income	1,495	3,001	551	1,709
Depreciation and amortization expenses	16	39	14	47
(Reversal of) share-based compensation (benefits) expenses	111	(14)	54	77
Deferred tax expenses (benefits)	(154)	61	(79)	(42)
Changes in operation asset and liabilities				
Accounts receivable	(777)	(792)	(105)	(3,170)
Prepayments	6	(584)	(89)	139
Other current assets	(238)	(659)	(335)	108
Accounts payable	(737)	(549)	96	249
Advances from customers	147	(126)	430	(355)
Income tax payable	(15)	297	163	222
Accrued expenses and other liabilities	(599)	86	548	138
Deferred income	207	552	573	(413)
Net cash provided by (used in) operating activities	**(538)**	**1,313**	**1,822**	**(1,290)**
Purchases of property and equipment	(32)	(668)	(3)	(835)
Purchases of land use rights	-	(419)	(298)	-
Purchases of Intangible assets	(49)	-	-	-
Investments in short-term investments	(1,754)	(2,920)	(1,414)	(442)
Release from short-term investments	-	3,503	1,862	1,179
Net cash used in investing activities	**(1,835)**	**(504)**	**146**	**(98)**
Capital contribution from shareholders	2,732	3,580	-	-
Proceeds from bank borrowings	-	757	-	-
Net cash provided by financing activities	**2,732**	**4,337**	**-**	**-**
Effect of changes of foreign exchange rates on cash and cash equivalents	196	(205)	(125)	28
Net change in cash and cash equivalents	**555**	**4,940**	**1,843**	**(1,360)**
Cash and cash equivalents – BoP	**2,424**	**2,979**	**2,979**	**7,919**
Cash and cash equivalents - EoP	**2,979**	**7,919**	**4,822**	**6,558**

Thank You ! At the Company: James Yang, CEO yangweiguang@mdmooc.org +86 135 8185 4518 Investor Relations: Tony Tian, CFA ttian@weitianco.com +1 732 910 9692 At the Underwriter: Steven Sun jsun@netw1.com +1 973 204 9757 At the Company: Vivi Xu , C F O xupei @mdmooc.org +86 1 39 1772 9098